UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

BlackRock Private Credit Fund

(Name of Issuer)

BlackRock Private Credit Fund

(Name of Person(s) Filing Statement)

Class S, Class D and Institutional Shares of Beneficial Interest

(Title of Class of Securities)

BRY4333P7, BRY42WTV3 and BRY13VCK2

(CUSIP Number of class of securities)

John M. Perlowski

BlackRock Capital Investment Advisors, LLC

50 Hudson Yards

New York, NY 10001

(212) 810-5300

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001	Kevin T. Hardy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 320 South Canal Street Chicago, Illinois 60606

April 30, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE

BlackRock Private Credit Fund (the “Fund”, “we”, “us” or “our”) is filing this Amendment (the “Amendment”) to our Final Amendment of the Issuer Tender Offer Statement on Schedule TO-I/A (the “Original Final Amendment”), which was filed with the Securities and Exchange Commission on June 26, 2024, relating to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on April 30, 2024 by the Fund in connection with an offer by the Fund (the “Offer”) to purchase up to 560,348 of its outstanding shares of beneficial interest. The purpose of this Amendment is to correct a statement in the Original Final Amendment that the Fund had not accepted any Shares for purchase in the Offer.

FINAL AMENDMENT

This Final Amendment relates to the Statement originally filed on April 30, 2024 by the Fund in connection with the Offer to purchase up to 560,348 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class S common shares of beneficial interest, and Class D common shares of beneficial interest, the “Shares”) at a price equal to the net asset value per Share as of June 30, 2024 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 11:59 p.m., Eastern Time, on May 31, 2024.

2. 11,023.25 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.

3. Payment of the purchase price was made in the form of non-interest bearing, non-transferable promissory notes respectively issued to the Shareholders whose tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

4. The net asset value of Shares tendered pursuant to the Offer was calculated as of June 30, 2024 (the Valuation Date) in the amount of $273,817.53.

5. Pursuant to the promissory notes, the Fund paid on or about July 31, 2024 to the tendering Shareholders a total of $273,817.53, calculated as $24.84 per Share tendered, an amount equal to the net asset value of the Shares as of the Valuation Date, and representing the cumulative amount payable under the promissory notes.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

Item 12(b) Filing Fees

Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKROCK PRIVATE CREDIT FUND

By:	/s/ Diana Huffman
	Name:	Diana Huffman
	Title:	Assistant Secretary

Dated: August 5, 2024

EXHIBIT INDEX

Filing Fee Exhibit